UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Access Pharmaceuticals, Inc.*

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00431M209

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Partners, L.P.
200 Greenwich Avenue, 3rd Floor
Greenwich, CT 06830
(203) 862-7900

Copies to:

Rita Molesworth, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00431M209

Person 1
1.	(a) Names of Reporting Persons.
Larry N. Feinberg
(b) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 3,660

8. Shared Voting Power 2,479,380

9. Sole Dispositive Power 3,660

10. Shared Dispositive Power 2,479,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,483,040

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 31.8%

14.	Type of Reporting Person (See Instructions)

IN

Person 2
1.	(a) Names of Reporting Persons.
Oracle Associates, LLC
(b) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 0

8. Shared Voting Power 2,402,486

9. Sole Dispositive Power 0

10. Shared Dispositive Power 2,402,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,402,486

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 31.0%

14.	Type of Reporting Person (See Instructions)

OO

Person 3
1.	(a) Names of Reporting Persons.
Oracle Partners, L.P.
(b) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 0

8. Shared Voting Power 1,622,488

9. Sole Dispositive Power 0

10. Shared Dispositive Power 1,622,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.2%

14.	Type of Reporting Person (See Instructions)

PN

Person 4
1.	(a) Names of Reporting Persons.
Oracle Institutional Partners, L.P.
(b) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 0

8. Shared Voting Power 779,998

9. Sole Dispositive Power 0

10. Shared Dispositive Power 779,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions)

PN

Person 5
1.	(a) Names of Reporting Persons.
Oracle Investment Management, Inc.
(b) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 0

8. Shared Voting Power 76,893

9. Sole Dispositive Power 0

10. Shared Dispositive Power 76,893

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,893

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions)

CO

Person 6
1.	(a) Names of Reporting Persons.
SAM Oracle Investments Inc.
(b) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 0

8. Shared Voting Power 0

9. Sole Dispositive Power 0

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

Item 2. Identity and Background

(a)	Item 2 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) This Schedule 13D is being filed by:

(i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

(ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional" and together with Oracle Partners, the "Partnerships"), with respect to shares of Common Stock directly owned by it;

(iii) Oracle Associates, LLC, a Delaware limited liability company("Oracle Associates"), which serves as the general partner of Oracle Partners and Oracle Institutional, with respect to shares of Common Stock directly owned by Oracle Partners and Oracle Institutional;

(iv) SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by it;

(v) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by (A) SAM Oracle,(B) Oracle Offshore Limited, a Cayman Islands corporation (together with SAM Oracle, the "Foreign Funds") and (C) Oracle Management, Inc. Employees Retirement Plan (together with the Foreign Funds, the "Managed Funds"), with respect to shares of Common Stock directly owned by the Managed Funds; and

(vi) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates, is the trustee of The Feinberg Family Foundation (the "Foundation") and is the sole shareholder and president of the Investment Manager, with respect to the shares of Common Stock directly owned by the Foundation and the shares of Common Stock directly owned by the Partnerships and the Managed Funds, which he may be deemed to beneficially own by virtue of the foregoing relationships.

Oracle Partners, Oracle Institutional, Oracle Associates, SAM Oracle, the Investment Manager and Mr. Feinberg are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) (b) The business address of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.

(c)
(c) The principal business of Oracle Partners, Oracle Institutional and SAM Oracle is to invest in securities. The principal business of Oracle Associates is to serve as general partner to and exercise investment discretion over securities held by the Partnerships. The principal business of the Investment Manager is to serve as investment manager to and exercise investment discretion over securities held by the Managed Funds. The principal business of Mr. Feinberg is to invest in securities through Oracle Associates, Oracle Investment Management and certain other entities.

(d)
(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (f) Oracle Partners is organized under the laws of the State of Delaware. Oracle Institutional is organized under the laws of the State of Delaware. Oracle Associates is organized under the laws of the State of Delaware. SAM Oracle is organized under the laws of the a British Virgin Islands. The Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

Between February 1, 2005 and March 11, 2008, Oracle Associates, the Partnerships and the Managed Funds acquired and disposed of shares of Common Stock in the ordinary course of business, which transactions are set forth on Exhibit 99.1 hereto. In addition, on June 5, 2006, the Company effected a five-to-one reverse stock split of the Company's Common Stock.

A series of transactions involving the Company were described in the Company's Current Report on Form 8-K, filed on November 14, 2007 (the "Form 8-K"). In connection with these transactions, existing convertible notes (the "Notes") held by the Partnerships and the Foreign Funds having an aggregate value of $4,373,104.54 (principal amount of $4,015,000 plus interest accrued thereon of $358,104.54), were exchanged into 437 shares of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") of the Company and Common Stock Purchase Warrants (the "Warrants") to purchase 728,850 shares of Common Stock. Each share of Preferred Stock is convertible in whole or in part, at any time or from time to time, at the option of the holder into 3,333.33 shares of Common Stock. The Warrants are exercisable in whole or in part, at any time or from time to time, at the option of the holder until November 10, 2013, at an exercise price of $3.50 per share, subject to adjustment. Following the exchange and as of the date hereof, Mr. Feinberg may be deemed to beneficially own 2,483,040 shares of Common Stock, consisting of 296,483 shares of Common Stock (the "Shares"), 437 shares of Preferred Stock convertible into 1,457,707 shares of Common Stock and Warrants to purchase 728,850 shares of Common Stock directly owned by the Partnerships, the Foreign Funds and the Foundation.

The Shares were purchased for an aggregate purchase price of $6,425,451 (not including the amount corresponding to the note conversion). The funds for the purchase of those Shares held by the Partnerships came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of those Shares held by the Foreign Funds came from capital contributions to the Foreign Funds by the investors in such funds. The funds for the purchase of those Shares held by the Foundation came from the Foundation's capital.

The Partnerships and the Foreign Funds effect purchases of securities primarily through margin accounts maintained for them with Morgan Stanley & Co., which may extend margin credit to the Partnerships and Foreign Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. Such shares were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law.

Other than as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)
Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) & (b) Ownership and power over disposition:

A. Mr. Larry N. Feinberg

1. As of the date hereof, Mr. Feinberg's holdings are as follows:

(a) Amount beneficially owned: 2,483,040, consisting of (i) 296,483 shares of Common Stock, (ii) 1,457,706 shares of Common Stock that would be received upon the conversion of 437 shares of Preferred Stock beneficially owned by Mr. Feinberg and (iii) 728,850 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Mr. Feinberg.

(b) Percent of class: 31.8% This percentage is calculated based upon a total of 7,810,338 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as of March 31, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (ii) 1,457,706 shares of Common Stock which would be received upon conversion of 437 shares of Preferred Stock beneficially owned by Mr. Feinberg and (iii) 728,850 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Mr. Feinberg.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
3,660
(ii) Shared power to vote or direct the vote:
2,479,380
(iii) Sole power to dispose or direct the disposition:
3,660
(iv) Shared power to dispose or direct the disposition:
2,479,380

2. As of November 9, 2007 when Mr. Feinberg experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Mr. Feinberg's holdings were as follows:

(a) Amount beneficially owned: 2,483,040, consisting of (i) 296,483 shares of Common Stock, (ii) 1,457,706 shares of Common Stock that would be received upon the conversion of 437 shares of Preferred Stock beneficially owned by Mr. Feinberg and (iii) 728,850 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Mr. Feinberg.

(b) Percent of class: 43.2% This percentage is calculated based upon a total of 5,752,950 outstanding shares of Common Stock, equal to the sum of (i) 3,566,394 shares of Common Stock outstanding as of August 14, 2007, as reported on the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, (ii) 1,457,706 shares of Common Stock which would be received upon conversion of 437 shares of Preferred Stock beneficially owned by Mr. Feinberg and (iii) 728,850 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Mr. Feinberg.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
3,660
(ii) Shared power to vote or direct the vote:
2,479,380
(iii) Sole power to dispose or direct the disposition:
3,660
(iv) Shared power to dispose or direct the disposition:
2,479,380

3. As of February 28, 2007 when Mr. Feinberg experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Mr. Feinberg's holdings were as follows:

(a) Amount beneficially owned: 448,523, consisting of (i) 302,523 shares of Common Stock, and (ii) 146,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Mr. Feinberg.

(b) Percent of class: 12.2% This percentage is calculated based upon a total of 3,681,108 outstanding shares of Common Stock, equal to the sum of (i) 3,535,108 shares of Common Stock outstanding as of November 20, 2006, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and (ii) 146,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Mr. Feinberg.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
3,660
(ii) Shared power to vote or direct the vote:
444,863
(iii) Sole power to dispose or direct the disposition:
3,660
(iv) Shared power to dispose or direct the disposition:
444,863

4. As of December 31, 2005 when Mr. Feinberg experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Mr. Feinberg's holdings were as follows:

(a) Amount beneficially owned: 2,448,121, consisting of (i) 1,718,121 shares of Common Stock, and (ii) 586,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Mr. Feinberg.

(b) Percent of class: 13.3% This percentage is calculated based upon a total of 18,360,040 outstanding shares of Common Stock, equal to the sum of (i) 17,630,040 shares of Common Stock outstanding as of November 14, 2005, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and (ii) 730,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Mr. Feinberg.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
18,300
(ii) Shared power to vote or direct the vote:
2,429,821
(iii) Sole power to dispose or direct the disposition:
18,300
(iv) Shared power to dispose or direct the disposition:
2,429,821

B. Oracle Associates, LLC.

1. As of the date hereof, Oracle Associate's holdings are as follows:

(a) Amount beneficially owned: 2,402,486, consisting of (i) 287,816 shares of Common Stock, (ii) 1,409,782 shares of Common Stock which would be received upon conversion of 423 shares of Preferred Stock beneficially owned by Oracle Associates and (iii) 704,888 shares which would be received upon the exercise of the Warrants beneficially owned by Oracle Associates.

(b) Percent of class: 31.0% This percentage is calculated based upon a total of 7,738,451 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as of March 31, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (ii) 1,409,782 shares of Common Stock which would be received upon conversion of 423 shares of Preferred Stock beneficially owned by Oracle Associates and (iii) 704,888 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Associates.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
2,402,486
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
2,402,486

2. As of March 11, 2008 when Oracle Associates experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Associate's holdings were as follows:

(a) Amount beneficially owned: 2,402,486, consisting of (i) 287,816 shares of Common Stock, (ii) 1,409,782 shares of Common Stock which would be received upon conversion of 423 shares of Preferred Stock beneficially owned by Oracle Associates and (iii) 704,888 shares which would be received upon the exercise of the Warrants beneficially owned by Oracle Associates.

(b) Percent of class: 31.0% This percentage is calculated based upon a total of 7,738,451 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as per a private communication from the Company, (ii) 1,409,782 shares of Common Stock which would be received upon conversion of 423 shares of Preferred Stock beneficially owned by Oracle Associates and (iii) 704,888 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Associates.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
2,402,486
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
2,402,486

3. As of November 9, 2007 when Oracle Associates experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Associate's holdings were as follows:

(a) Amount beneficially owned: 2,013,317, consisting of (i) 258,080 shares of Common Stock, (ii) 1,170,160 shares of Common Stock which would be received upon conversion of 351 shares of Preferred Stock beneficially owned by Oracle Associates and (iii) 585,077 shares which would be received upon the exercise of the Warrants beneficially owned by Oracle Associates.

(b) Percent of class: 37.8% This percentage is calculated based upon a total of 5,330,351 outstanding shares of Common Stock, equal to the sum of, (i) 3,575,114 shares of Common Stock outstanding as of August 14, 2007, as reported on the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, (ii) 1,170,160 shares of Common Stock which would be received upon conversion of 351 shares of Preferred Stock beneficially owned by Oracle Associates and (iii) 585,077 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Associates.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
2,013,317
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
2,013,317

4. As of December 31, 2005 when Oracle Associates experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Associate's holdings were as follows:

(a) Amount beneficially owned: 1,868,201 consisting of (i) 1,282,201 shares of Common Stock and (ii) 586,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Oracle Associates.

(b) Percent of class: 10.3% This percentage is calculated based upon a total of 18,216,040 outstanding shares of Common Stock, equal to the sum of, (i) 17,630,040 shares of Common Stock outstanding as of November 14, 2005, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, and (ii) 586,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Oracle Associates.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
1,868,201
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
1,868,201

C. Oracle Partners, L.P.

1. As of the date hereof, Oracle Partners' holdings are as follows:

(a) Amount beneficially owned: 1,622,488, consisting of (i) 247,651 shares of Common Stock, (ii) 916,560 shares which would be received upon conversion of 275 shares of Preferred Stock beneficially owned by Oracle Partners and (iii) 458,277 shares which would be received upon exercise of the Warrants beneficially owned by Oracle Partners.

(b) Percent of class: 23.2% This percentage is calculated based upon a total of 6,998,618 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as of March 31, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (ii) 916,560 shares of Common Stock which would be received upon conversion of 275 shares of Preferred Stock beneficially owned by Oracle Partners and (iii) 458,277 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Partners.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
1,622,488
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
1,622,488

2. As of November 9, 2007 when Oracle Partners experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Partners' holdings were as follows:

(a) Amount beneficially owned: 1,622,488, consisting of (i) 247,651 shares of Common Stock, (ii) 916,560 shares which would be received upon conversion of 275 shares of Preferred Stock beneficially owned by Oracle Partners and (iii) 458,277 shares which would be received upon exercise of the Warrants beneficially owned by Oracle Partners.

(b) Percent of class: 32.8% This percentage is calculated based upon a total of 4,949,951 outstanding shares of Common Stock, equal to the sum of (i) 3,575,114 shares of Common Stock outstanding as of August 14, 2007, as reported on the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, (ii) 916,560 shares of Common Stock which would be received upon conversion of 275 shares of Preferred Stock beneficially owned by Oracle Partners and (iii) 485,277 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Partners.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
1,622,488
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
1,622,488

3. As of June 19, 2007 when Oracle Partners experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Associate's holdings were as follows:

(a) Amount beneficially owned: 339,451 consisting of (i) 247,651 shares of Common Stock and (ii) 91,800 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Oracle Partners.

(b) Percent of class: 9.4% This percentage is calculated based upon a total of 3,627,158 outstanding shares of Common Stock, equal to the sum of, (i) 3,535,358 shares of Common Stock outstanding as of May 14, 2007 as reported on the Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2007, and (ii) 91,800 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Oracle Associates.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
339,451
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
339,451

4. As of December 31, 2005 when Oracle Partners experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Associate's holdings were as follows:

(a) Amount beneficially owned: 1,463,556 consisting of (i) 1,004,556 shares of Common Stock and (ii) 459,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Oracle Partners.

(b) Percent of class: 8.1% This percentage is calculated based upon a total of 18,089,040 outstanding shares of Common Stock, equal to the sum of, (i) 17,630,040 shares of Common Stock outstanding as of November 14, 2005, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, and (ii) 459,000 shares of Common Stock which would be received upon the conversion of the 7% Convertible Subordinated Notes beneficially owned by Oracle Associates.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
1,463,556
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
1,463,556

D. Oracle Institutional Partners, L.P.

1. As of the date hereof, Oracle Institutional's holdings are as follows:

(a) Amount beneficially owned: 779,998, consisting of (i) 40,165 shares of Common Stock, (ii) 493,221 shares which would be received upon conversion of 148 shares of Preferred Stock beneficially owned by Oracle Institutional and (iii) 246,611 shares which would be received upon exercise of the Warrants beneficially owned by Oracle Institutional.

(b) Percent of class: 12.3% This percentage is calculated based upon a total of 6,363,614 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as of March 31, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (ii) 493,221 shares of Common Stock which would be received upon conversion of 148 shares of Preferred Stock beneficially owned by Oracle Institutional and (iii) 246,611 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Institutional.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
779,998
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
779,998

2. As of March 11, 2008 when Oracle Institutional experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Institutional's holdings were as follows:

(a) Amount beneficially owned: 779,998, consisting of (i) 40,165 shares of Common Stock, (ii) 493,221 shares which would be received upon conversion of 148 shares of Preferred Stock beneficially owned by Oracle Institutional and (iii) 246,611 shares which would be received upon exercise of the Warrants beneficially owned by Oracle Institutional.

(b) Percent of class: 12.3% This percentage is calculated based upon a total of 6,363,614 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as per a private communication from the Company, (ii) 493,221 shares of Common Stock which would be received upon conversion of 148 shares of Preferred Stock beneficially owned by Oracle Institutional and (iii) 246,611 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Institutional.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
779,998
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
779,998

3. As of November 9, 2007 when Oracle Institutional experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Institutional's holdings were as follows:

(a) Amount beneficially owned: 3,946,794, consisting of (i) 10,429 shares of Common Stock, (ii) 253,600 shares which would be received upon conversion of 76 shares of Preferred Stock beneficially owned by Oracle Institutional and (iii) 126,800 shares which would be received upon exercise of the Warrants beneficially owned by Oracle Institutional.

(b) Percent of class: 9.9% This percentage is calculated based upon a total of 3,946,794 outstanding shares of Common Stock, equal to the sum of (i) 3,575,114 shares of Common Stock outstanding as of August 14, 2007, as reported on the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, (ii) 253,600 shares of Common Stock which would be received upon conversion of 76 shares of Preferred Stock beneficially owned by Oracle Institutional and (iii) 126,800 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Institutional.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
390,829
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
390,829

E. Oracle Investment Management, Inc.

1. As of the date hereof, the Investment Manager's holdings are as follows:

(a) Amount beneficially owned: 76,893, consisting of (i) 5,007 shares of Common Stock, (ii) 47,924 shares which would be received upon conversion of 14 shares of Preferred Stock beneficially owned by Oracle Investment Management and (iii) 23,962 shares which would be received upon exercise of the Warrants beneficially owned by Oracle Investment Management.

(b) Percent of class: 1.4% This percentage is calculated based upon a total of 5,695,667 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as of March 31, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (ii) 47,924 shares of Common Stock which would be received upon conversion of 14 shares of Preferred Stock beneficially owned by Oracle Investment Management and (iii) 23,962 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Investment Management.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
76,893
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
76,893

2. As of March 11, 2008 when the Investment Manager experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Investment Management's holdings were as follows:

(a) Amount beneficially owned: 76,893, consisting of (i) 5,007 shares of Common Stock, (ii) 47,924 shares which would be received upon conversion of 14 shares of Preferred Stock beneficially owned by Oracle Investment Management and (iii) 23,962 shares which would be received upon exercise of the Warrants beneficially owned by the Investment Manager.

(b) Percent of class: 1.4% This percentage is calculated based upon a total of 5,695,667 outstanding shares of Common Stock, equal to the sum of (i) 5,623,781 shares of Common Stock outstanding as per a private communication from the Company, (ii) 47,924 shares of Common Stock which would be received upon conversion of 14 shares of Preferred Stock beneficially owned by Oracle Investment Management and (iii) 23,962 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Investment Management.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
76,893
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
76,893

3. As of November 9, 2007 when the Investment Manager experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, Oracle Investment Management's holdings were as follows:

(a) Amount beneficially owned: 466,062, consisting of (i) 34,743 shares of Common Stock, (ii) 287,546 shares which would be received upon conversion of 86 shares of Preferred Stock beneficially owned by Oracle Investment Management and (iii) 143,773 shares which would be received upon exercise of the Warrants beneficially owned by Oracle Investment Management.

(b) Percent of class: 11.7% This percentage is calculated based upon a total of 3,997,713 outstanding shares of Common Stock, equal to the sum of (i) 3,566,394 shares of Common Stock outstanding as of August 14, 2007, as reported on the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, (ii) 287,546 shares of Common Stock which would be received upon conversion of 86 shares of Preferred Stock beneficially owned by Oracle Investment Management and (iii) 143,773 shares of Common Stock which would be received upon the exercise of the Warrants beneficially owned by Oracle Investment Management.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
466,062
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
466,062

F. SAM Oracle Investments Inc.

1. As of the date hereof, SAM Oracle's holdings were as follows:

(a) Amount beneficially owned: -0-.

(b) Percent of class: 0% This percentage is calculated based upon a total of 5,623,781 shares outstanding as of March 31, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
-0-

2. As of March 11 2008 when SAM Oracle experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, SAM Oracle's holdings were as follows:

(a) Amount beneficially owned: -0-.

(b) Percent of class: 0% This percentage is calculated based upon a total of 5,623,781 shares outstanding as per a private communication from the Company.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
-0-

3. As of November 9, 2007 when SAM Oracle experienced a change in beneficial ownership in excess of 1% based on the total shares outstanding at such time, SAM Oracle's holdings were as follows:

(a) Amount beneficially owned: 389,169, consisting of (i) 29,736 shares of Common Stock, (ii) 239,622 shares which would be received upon conversion of 72 shares of Preferred Stock beneficially owned by SAM Oracle and (iii) 119,811 shares which would be received upon exercise of the Warrants beneficially owned by SAM Oracle.

(b) Percent of class: 9.9% This percentage is calculated based upon a total of 3,934,547 outstanding shares of Common Stock, equal to the sum of (i) 3,575,114 shares of Common Stock outstanding as of August 14, 2007, as reported on the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, (ii) 239,622 shares of Common Stock which would be received upon conversion of 72 shares of Preferred Stock beneficially owned by SAM Oracle and (iii) 119,811 shares of Common Stock which would be received upon exercise of the Warrants beneficially owned by SAM Oracle.

(c) Number of shares of Common Stock as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
389,169
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
389,169

(b)

(c)
(c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by a Reporting Person, since 60 days prior to the date of the event which required the filing of this Schedule, are set forth on Exhibit 99.1 attached hereto. All such transactions were effected in open market purchases, unless otherwise indicated.

(d)
(d) If the Reporting Persons were to be deemed a group, each Reporting Person may be deemed to have beneficial ownership over the entire number of shares of Common Stock directly owned by the Partnerships, the Foreign Funds and the Foundation. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 1.

(e)
(e) SAM Oracle Investment ceased to be the beneficial owner of more than five percent of Common Stock on March 11, 2008. Oracle Investment Management ceased to be the beneficial owner of more than five percent of Common Stock on March 11, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

The Partnerships and the Foreign Funds hold Warrants to purchase 728,850 shares of Common Stock. The Warrants are exercisable in whole or in part, at any time or from time to time, at the option of the holder until November 10, 2013, at an exercise price of $3.50 per share, subject to adjustment under certain circumstances. The Warrants can also be exercised on a cashless basis. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such Warrants as set forth in the Form of Common Stock Purchase Warrant filed as Exhibit 99.3 hereto and incorporated herein by reference. In addition, the Reporting Persons are not aware of any finder's fees related to their acquisition of securities described herein, except as may be set forth in the Preferred Stock and Warrant Purchase Agreement attached hereto as Exhibit 99.4.

For the terms and conditions of the Notes, see Exhibit 99.5.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7. Material to Be Filed as Exhibits

99.1 Transactions in the Company's Common Stock

99.2 Joint Filing Agreement by and among the Reporting Persons, dated as of ________________, 2008

99.3 Form of Common Stock Purchase Warrant

99.4 Preferred Stock and Warrant Purchase Agreement

99.5 Convertible Promissory Notes

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2008
Date

/s/ Larry N. Feinberg ORACLE ASSOCIATES, LLC ORACLE PARTNERS, L.P. ORACLE INSTITUTIONAL PARTNERS, L.P. ORACLE INVESTMENT MANAGEMENT, INC. SAM ORACLE INVESTMENTS INC.
Signature

Larry N. Feinberg

ORACLE ASSOCIATES, LLC

By:
Name: Larry N. Feinberg
Title: Managing Member

ORACLE PARTNERS, L.P.

By: Oracle Associates, LLC,
its General Partner

By:
Name: Larry N. Feinberg
Title: Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: Oracle Associates, LLC, its General Partner

By:
Name: Larry N. Feinberg
Title: Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:
Name: Larry N. Feinberg
Title: President

SAM ORACLE INVESTMENTS INC.

By: Oracle Investment Management Inc., its investment manager

By: Name: Larry N. Feinberg
Title: President

Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A
* This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D filed on November 14, 2002 (the "Schedule 13D") by Oracle Partners, L.P. ("Oracle Partners"), Oracle Associates, LLC ("Oracle Associates") and Mr. Larry Feinberg ("Mr. Feinberg"). This Amendment No. 1 relates to the Common Stock, par value $0.01 per share, of Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. This Amendment No. 1 is being filed to report changes in beneficial ownership in excess of 1% of the total amount of Common Stock outstanding and to update ownership information not previously reported through filings on Schedule 13D. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

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